Exhibit 99.1

NICE Actimize Debuts Autonomous Financial Crime Management to
Significantly Reduce Costs of Compliance and Increase Detection Accuracy

Autonomous Financial Crime Management addresses such complexities as changing regulatory requirements, mounting costs for personnel, and dramatic shifts in technology

Hoboken, NJ – November 7, 2017 – In the face of mounting pressures on compliance departments at financial services organizations, NICE Actimize, a NICE (Nasdaq:NICE) business, today is leading the revolution to more efficient and cost-effective financial crime and compliance operations with the debut of Autonomous Financial Crime Management. Addressing a paradigm shift where machine-led functions are driving operations, which are today performed manually, this innovative process will create a unique environment that more effectively addresses the challenges and pain points that financial services organizations are facing by allowing them to tailor their operations to lower costs and drive greater profitability, all while improving accuracy and throughput. Autonomous Financial Crime Management also allows organizations to configure which decisions to direct to human experts, supporting either semi-autonomous to fully autonomous operations.

By addressing such complexities as changing regulatory requirements, mounting costs for personnel, and dramatic shifts in technology, NICE Actimize’s Autonomous Financial Crime Management offers a unified view of risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and Robotic Process Automation which enables these issues to be more effectively processed. Autonomous Financial Crime Management also streamlines and creates more productive use of personnel, therefore improving an organization’s overall effectiveness.

NICE Actimize’s innovative Autonomous Financial Crime Management approach relies on its deep domain knowledge and expertise in financial crime and compliance. This new method creates a seamless connection to data from anywhere, from any source at any volume, to work quickly to turn raw data into intelligence. This acquired intelligence is then used to detect, decide, investigate and resolve alerts and cases with limited human intervention, enabling financial services organizations to mitigate various types of financial crime with greater speed and accuracy.

Joe Friscia, President, NICE Actimize
“Financial services organizations are facing a true paradigm shift. Where humans once drove and assisted machines to execute processes in financial crime management, the reverse is becoming true and machines are now driving operations – thereby creating dramatic gains in cost savings, creating vastly better models and improving detection accuracy. This rapid technology transformation, coupled with vast regulatory change, requires a new approach. NICE Actimize’s Autonomous Financial Crime Management leads the market and our customers into the future while providing a vision and strategy that streamlines the specialized operational requirements of financial crime fighting by unifying advanced analytics, machine learning and intelligent automation.”

By contrast, earlier eras of financial crime management featured siloed/disparate case management systems, offered no unified view of risk, and had no transparent or standardized process. There were usually no real connections to other systems or data, and analytics functioned more as point solutions would – resulting in slow investigations, higher risk, higher cost, more errors, and high false positives, and ultimately translating into bad guys getting away with more financial crime.

According to a recent NICE Actimize survey, an overwhelming 87 percent of financial services organizations say that the financial crime risk management processes and systems in use today are, at best, only somewhat efficient, with investigators spending a lot of time on manual activities. In addition, more than half (56 percent) of the respondents said that their analysts spend at least 30 percent of their time per month on time consuming, “human touch” processes.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial services organizations, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect financial services organizations and to safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.